PEGASUS MEDICAL HOLDINGS, INC.

July 12, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christopher Dunham Staff Attorney

RE:	Pegasus Medical Holdings, Inc. Registration Statement on Form 10-12G Filed May 12, 2021, Amendment No.1 July 2, 2021 File No. 000-56282

Dear Mr. Dunham:

Set forth below are the responses of Pegasus Medical Holdings, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2021, with respect to the Company’s registration statement on Form 10-12G originally filed with the Commission on May 12, 2021, and as amended July 2, 2021 (the “Registration Statement”).

Subsequent to or contemporaneous with the submission of this letter, we shall file through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 1”).  For your convenience and ease of further review, we will also provide by email a marked copy of Amendment No. 2 to show all changes made to the Registration Statement, Amendment No. 1.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Comments and responses are to Amendment No. 1 to Registration Statement on Form 10-12G, filed July 2, 2021.

Comment No. 1.
Executive Compensation, page 15

1.	We note your revision and response to comment 4. Revise here to disclose that the one million founder shares granted to Mr. Wheeless at inception were valued at $250 million.

Response to Comment No. 1

In response to the Staff’s comment, we have revised page 15 to note that the one million founder shares issued to Mr. Wheeless are valued at $250 million retroactive to inception, which is based upon the conversion valuation of the convertible notes subsequently issued to the Company’s outside investors as disclosed in the Registration Statement; and further disclose that $249,975,000 of which was debited to share issue cost as set forth in our financial statements.

Comment No. 2
Forum Selection - Certificate of Incorporation

We note that your certificate of incorporation’s forum selection clause provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation.  Please describe the provision in your registration statement and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment No. 2

In response to the Staff’s comment No 2, we have provided additional disclosure and clarity for shareholders of the Company, as set forth below.

“While any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to these provisions, the Company’s forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders may not waive the Company’s compliance with these laws, rules and regulations.  We also note that there may be risks or material impacts on investors including, but not limited to, any increased cost, time and effort required on the part of investors to bring a claim, and that this forum selection provision can discourage claims or limit such investors’ ability to bring a claim in a judicial forum that they find favorable against us, our directors, officers and employees.

There is uncertainty as to whether a court will enforce the Company’s forum selection provision of its certificate of incorporation.  In this latter regard, we note that Section 22 of the Securities Act of 1933, as amended (“Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If a court were to find our choice of forum provision contained in our certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.”

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212-515-9979.

Very truly yours,
PEGASUS MEDICAL HOLDINGS, INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Christopher Dunham (Securities and Exchange Commission) Timothy Gladden (Rimon P.C.)